Mail Stop 3561
								October 13, 2005



Mr. Robert L. Edwards
Chief Financial Officer
Safeway Inc.
5918 Stoneridge Mall Road
Pleasanton, CA  94588

Re:	Safeway Inc.
	Form 10-K for the Fiscal Year End January 1, 2005
	Forms 10-Q for the Quarterly Periods Ended March 26, 2005 and
	June 18, 2005
	File No. 1-00041

Dear Mr. Edwards:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 1, 2005

Financial Review, page 20

1. Please include a discussion of your employee benefit plans comparing actual and expected results. In this regard, please address the material trends and amounts reflected in the financial statements and the variations between the actual results and the results expected based on your significant assumptions such as the actual and expected long-term rates of return on plan assets. Also, please discuss your funding obligations including the amounts, timing and effect on future cash flows of the registrant. Please show us what your disclosure will look like in future filings revised.

Results of Operations, page 20

2. Please provide transparent disclosure of the other charges reflected in your financial statements. We note an adjustment was made to conform the Company`s lease accounting policies to views expressed by the Office of the Chief Accountant of the SEC. Tell us if the lease expense adjustment related to rent holidays was a correction of an error and clearly state this fact or otherwise clarify the nature and basis for the adjustment in future filings.

3. Please tell us and revise future filings to state the specific nature of your change in accounting policy for accruing estimated physical inventory losses. Disclose how inventory losses were previously accounted for and determined. Further, please expand your accounting policy in the notes to your financial statements. Expand your policy to clarify whether or not the adjustment is made at the balance sheet date or if estimated inventory shrink adjustments are made to an allowance throughout the year based on actual physical inventories to provide for estimated shortages as of the balance sheet date. Disclose the frequency of the physical inventories. Show us what your disclosure will look like revised.

Liquidity and Financial Resources, page 25

4. Please expand your contractual obligations table in future filings to include estimated interest payments or provide a footnote to the table clearly identifying the excluded amounts such that your cash requirements are transparent.

5. Please provide a separately-captioned section discussing your off-balance sheet arrangements as required by Item 303 of Regulation
S-K.
If you have no such arrangements, please state that fact. Please show us what your disclosure will look like revised.

Financial Statements

Note M:  Segments, page 50

6. Please tell us what consideration you gave to providing revenue disclosures by product group such as pharmacy, grocery, floral, health and beauty or other categories as deemed appropriate. See paragraph 37 of SFAS 131.
      Please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter keying your responses to our comments and provide any requested supplemental information. Please file your response letter on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Donna Di Silvio at (202) 551-3202 or, in her absence, the undersigned at (202) 551-3841 with any other questions.

      							Sincerely,


      							Michael Moran
      							Branch Chief


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Mr. Robert L. Edwards
Safeway Inc.
October 13, 2005
Page 3